

Mail Stop 3561

December 8, 2009

Victoria J. Kincke
General Counsel
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

>   **Re:** **Interval Leisure Group, Inc.**
>   **Post-effective Amendment to Form S-1 on Form S-3**
>   **Filed: November 13, 2009**
>   **File No. 333-152699**
>
>   **Form 10-K for the Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed: March 31, 2009**
>   **File No. 001-34062**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed: April 30, 2009**
>   **File No. 001-34062**

Dear Ms. Kincke:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Risk Factors, page 3

1. Please delete the third and fourth sentence of the introductory paragraph. If you are aware of other risks, please disclose them here.

Common Stock, page 4

2. We note the statement in the last paragraph of this section which contains the legal conclusion that your outstanding shares of common stock or fully paid and non-assessable. Either remove or name the counsel on whom you are relying and file his consent.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A
Peer Groups, page 16

3. Please tell us why you did not list the companies in the second benchmarking group and confirm that you will list them in the future. See Item 402(b)(xiv).

4. Please confirm that you will disclose all company-wide targets such as EBITDA on a historical basis in the future.

Critical Accounting Policies – Recoverability of Goodwill, page 32
Results of Operations – Goodwill Impairment, page 36
Note 4 – Goodwill and Other Intangible Assets, page 62

5. In your annual review of impairment of goodwill and indefinite-lived intangible assets as of October 1, 2008, we note that no impairment of these assets existed. However, in your updated impairment assessment as of December 31, 2008, we note that you recognized a $34.3 million charge to reduce the value of goodwill related to the Aston segment.   We believe that your disclosure on the reasons for this impairment is vague and limited.   As this charge was highly material to your consolidated financial statements, we believe that you should provide greater insight into the reasons why your estimates and assumptions changed from the annual assessment date of October 1, 2008 to the updated assessment done

performed shortly thereafter as of December 31, 2008.   In future filings, please specifically address the significant estimates and assumptions that changed as well as how they changed from the time of your annual test and when you performed the updated impairment assessment.   In this discussion and analysis, please also provide quantitative information for these significant changes in estimates and assumptions that occurred in addition to the qualitative information that supports the reasons for this material impairment charge.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Intangible Assets, net, page 46

6. From your disclosure, we note that your annual impairment test as of October 1, 2009 reflected that you failed step one of the impairment test for the Aston reporting unit and the fair value of this reporting unit did not exceed its carrying value, including goodwill.   However, you also disclose that the step two impairment test for the Aston reporting unit indicated no goodwill impairment, as the fair value of Aston's net assets exceeded their carrying amounts.   It is unclear how the fair value of all of Aston's net assets exceeded their carrying value. Please advise and see additional comment below.

7. By definition, as the fair value of the Aston reporting unit as a whole did not exceed its carrying value, it appears the fair value of all of Aston's net assets could not have exceeded their carrying amounts, including goodwill.   Therefore, in determining the implied fair value of goodwill of the Aston reporting unit by allocating the fair value of the reporting unit from the amount determined in the step one test (as if the reporting unit had been acquired in a business combination), it appears the non-impairment of goodwill results only when the fair value of other assets have declined enough so that the implied fair value of goodwill exceeds its carrying amount.   In this manner, it also appears that the fair value of some asset(s) will not exceed their carrying amount, as the fair value of the Aston reporting unit did not exceed its carrying value. However, in this situation, it requires that the other asset (or asset group) within the Aston reporting unit shall be tested for impairment before goodwill, as the other asset (or asset group) that has decreased in market price (fair value) is an event or change in circumstance that requires impairment testing for recoverability.   See related guidance in ASC Topics 350-20-35-14 through 35-17 as well as 350-20-35-31.

8. Please tell us completely and clearly what asset (or asset group) had a decline in fair value and the reason that asset (or asset group) was not considered impaired under the guidance in SFAS 144 or other accounting literature relied upon. Notwithstanding the above requested supplemental information, please revise

your disclosure in future filings to more completely and accurately describe your accounting treatment and methodologies for testing impairment of goodwill and other assets within the Aston reporting unit because your step one impairment test for this Aston reporting unit had failed and no subsequent impairment resulted in goodwill or other assets within this reporting unit.

9. In addition, as the fair value of an asset (or asset group) within the Aston reporting unit has declined we believe that additional disclosures can provide information for investors to assess the probability of a future material impairment charge for that asset (or asset group). Specifically, in your critical accounting policies, please provide the percentage (or amount) by which the carrying value exceeded the asset (or asset group) carrying value.   In addition, please specifically discuss why the asset (or asset group) is not currently impaired with its key estimates and assumptions, the degree of uncertainty associated with the key assumptions and description of potential events and changes in circumstances that could reasonably negate the key assumptions and result in a material impairment of the asset (or asset group).   Please advise and revise in future filings accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3521 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

Cc:

Suzanne Hanselman
Baker & Hostetler LLP
(216) 696-0740 *(facsimile)*